[CORRESPONDENCE]

United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631

(773) 399-8900

May 1, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             United States Cellular Corporation

Amendment No. 1 to Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of United States Cellular Corporation, a Delaware corporation (the “Company”), a subsidiary of Telephone and Data Systems, Inc., transmitted on the date hereof through the EDGAR electronic filing system is Amendment No. 1 to the Company’s Registration Statement on Form S-3.

The purpose of the Amendment is to update information for the quarter ended March 31, 2015 and through the current date. Subject to any Staff review or comments, the Company is prepared to request acceleration of effectiveness.

If you wish to discuss the Registration Statement at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please call Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.  Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

By:	/s/ Douglas D. Shuma
Douglas D. Shuma
Chief Accounting Officer